PRELIMINARY COPY

                              DYNAMOTION/ATI CORP.
                            1639 East Edinger Avenue
                           Santa Ana, California 92705
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                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 11, 1997
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TO:  SHAREHOLDERS OF DYNAMOTION/ATI CORP.

     A special meeting of the shareholders of Dynamotion/ATI Corp., a New York corporation ("Dynamotion"), will be held at 8:00 a.m. local time, on March 11, 1997, at _________________, San Jose, California (the "Special Meeting") for the following purposes:

     1. To consider, approve and adopt an Agreement of Reorganization and Merger (the "Merger Agreement"), dated as of January 24, 1997, among Dynamotion, Electro Scientific Industries, Inc. ("ESI"), Dynamotion Merger Corp., a wholly-owned subsidiary of ESI ("Merger Corp."), and certain key shareholders of Dynamotion, to approve and adopt the related Plan of Merger ("Plan of Merger"), and to approve the proposed merger of Dynamotion and Merger Corp. (the "Merger"). In the proposed Merger, Dynamotion will be merged with and into Merger Corp., with Merger Corp. continuing as the surviving corporation, and each Common Share, par value $0.04 per share, of Dynamotion ("Dynamotion Common Stock"), will be converted into the right to receive a fraction of a share of Common Stock, no par value, of ESI, determined in accordance with a conversion ratio formula specified in the Merger Agreement. Copies of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to the Proxy Statement/Prospectus accompanying this Notice. Proposal 1 is hereinafter referred to as the "Merger Proposal."

     2. To consider, approve, and adopt a proposal to amend Dynamotion's Certificate of Incorporation (the "Certificate") to provide that if the Merger Proposal is approved and the Merger occurs, immediately before the consummation of the Merger, each share of the outstanding Class A Non-Cumulative Redeemable Convertible Preferred Shares of Dynamotion, par value $0.01 per share ("Class A Stock"), will automatically convert into (a) 1.05 shares of Dynamotion Common Stock, and (b) cash in the amount of $0.10 representing the redemption price for the two Class A Redeemable Common Stock Purchase Warrants ("Z Warrants") that would have been issued with respect to such share of Class A Stock under the existing conversion provisions of the Certificate. Proposal 2 is hereinafter referred to as the "Class A Conversion Proposal."

     3. To consider, approve, and adopt a proposal to amend Dynamotion's Certificate to provide that if the Merger Proposal is approved and the Merger occurs, immediately before the consummation of the Merger, each share of the outstanding Class B Cumulative Convertible Preferred Shares of Dynamotion, par value $0.01 per share ("Class B Stock"), will automatically convert into (a) 0.990904 of a share of
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          Dynamotion Common Stock, and (b) cash in an amount equal to the accrued dividends that the holder of such share of Class B Stock will be entitled to on such share of Class B Stock as of the date the automatic conversion occurs. Proposal 3 is hereinafter referred to as the "Class B Conversion Proposal, and Proposals 2 and 3 are hereinafter referred to collectively as the "Conversion Proposals".

     4. To consider and transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

     This Notice of Special Meeting of Shareholders is being issued at the direction of the Board of Directors of Dynamotion. If the Merger Proposal and the Conversion Proposals are approved and adopted by the shareholders, and the actions proposed to be taken pursuant to the Merger Proposal and the Conversion Proposals are taken, shareholders fulfilling the requirements of Section 623 of the New York Business Corporation Law (the "NYBCL") may be entitled to receive payment for their shares of Dynamotion Common Stock as set forth in Section 623 of the NYBCL. A copy of Section 623 of the NYBCL is attached as Annex D to the accompanying Proxy Statement/Prospectus. Please review it carefully.

     The Board of Directors has fixed the close of business on February 7, 1997 as the record date for the determination of the holders of Dynamotion capital stock entitled to notice of, and to vote at, the Special Meeting. Accordingly, only shareholders of record at the close of business on such date are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof.

     Details of the proposed transactions and other important information concerning Dynamotion and ESI are more fully described in the accompanying Proxy Statement/ Prospectus. Please give this material your careful attention.

     Whether or not you plan to attend the meeting, you are requested to sign, date and mail promptly the enclosed proxy which is being solicited on behalf of the Dynamotion Board of Directors. A return envelope, which requires no postage if mailed in the United States, is enclosed for that purpose.

     You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it has been voted at the Special Meeting. Any shareholder attending the Special Meeting may vote in person even if he or she has returned a proxy.

     The Board of Directors unanimously recommends that you vote in favor of the Merger Proposal and the Conversion Proposals.

                                       By Order of the Board of Directors


Santa Ana, California                  Jon R. Hopper
February 10, 1997                      Chairman, President and
                                       Chief Executive Officer